July 9, 2007

Mr. Jim Allegretto

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

RE:	DPL Inc., File No. 1-9052
The Dayton Power and Light Company, File No. 1-2385
Form 10-K for Fiscal Year Ended December 31, 2006
Filed February 22, 2007

Dear Mr. Allegretto:

This letter is in response to your comment letter dated April 30, 2007 covering your review of the above-referenced DPL Inc. (DPL) and The Dayton Power and Light Company (DP&L) filing.  The Companies filed an initial response to your comments in a letter dated May 14, 2007.  This letter is sent to revise the response to comment 3 of the May 14 letter.

The Companies acknowledge that:

•                  the Companies are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The italicized paragraphs below set forth the staff’s comments followed by the Companies’ response.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in our 2006 Annual Report on Form 10-K.

Staff Comment:  Form 10-K for Fiscal Year Ended December 31, 2006

Note 7.  Preferred Stock, page 79

3.                   In light of the dividend restrictions placed on DP&L, please explain to us in detail how you concluded that you are not required to provide Schedule I.  Refer to Rules 5-04 and 12-04 of Regulation S-X.

DPL Revised Response to Question 3:

We have reviewed the DP&L Amended Articles of Incorporation (DP&L Articles) and the pertinent sections of Regulation S-X.  DPL believes the preferred shareholder dividend restriction contained in Article X of the DP&L Articles is not a third party restriction and therefore Regulation S-X does not require DPL to file Schedule 1.  The $23 million of DP&L outstanding preferred shares (out of total net assets of approximately $1.3 billion) can be redeemed without the consent of the preferred shareholders.  Moreover, DP&L has sufficient liquidity to redeem these shares at anytime.  As the wholly-owned subsidiary of DPL, DP&L ultimately controls the decision and timing to cause these preferred shares to be redeemed.  This control over both the decision to call and the timing of any call for these preferred shares effectively eliminates this dividend restriction.

We believe the disclosure in Footnote 7, not Schedule 1, is the appropriate disclosure.  Footnote 7 makes clear to financial statement users that the preferred shares are redeemable at DPL’s option and identifies the minimal costs that would be associated with such redemption.

There are no restrictions imposed on DP&L’s ability to dividend to DPL by the Public Utilities Commission of Ohio through any orders or regulations.  Ohio statutory law governing public utilities does not impose any restrictions on DP&L’s ability to dividend to DPL.

Respectfully Submitted,

/s/ Frederick J. Boyle
Frederick J. Boyle
Controller and Chief Accounting Officer

cc:  John Lathrop - KPMG